SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                       Thomas Nelson, Inc.
                         (Name of Issuer)

                          Common Stock
                      Class B Common Stock
                 (Title of Class of Securities)

                            640376109
                            640376208

                         (CUSIP Number)



                         S. Joseph Moore
            501 Nelson Place, Nashville, TN  37214-1000
                         (615) 889-9000
    (Name, Address and Telephone Number of Person Authorized
               to Receive Notice and Communications)

                           May 31, 2000
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109                 13D                      Page 2 of 7

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S. Joseph Moore SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2    Not applicable                                    (a)  [    ]
                                                       (b)  [    ]
     SEC USE ONLY
3

     SOURCE OF FUNDS
4
     00/NA

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                           [X]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                         SOLE VOTING POWER
                    7    199,998 shares of Common Stock (includes
                         54,142 shares of Class B Common Stock which is
                         convertible into Common Stock on a one to one
      NUMBER OF          basis)
       SHARES
     BENEFICALLY         SHARED VOTING POWER
      OWNED BY      8    84,002 shares of Common Stock (includes 37,785
       EACH              shares of Class B Common Stock which is
     REPORTING           convertible into Common Stock on a one to one
      PERSON             basis)
       WITH
                         SOLE DISPOSITIVE POWER
                    9    191,650 shares of Common Stock (includes 54,050
                         shares of Class B Common Stock which is
                         convertible into Common Stock on a one to one basis)

                         SHARED DISPOSITIVE POWER
                    10 92,350 shares of Common Stock (includes 37,877 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)


    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 284,000 shares of Common Stock, consisting of 100,856 shares of Common Stock held directly, 46,217 shares of Common Stock held indirectly, options to purchase 25,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, options to purchase 20,000 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 91,927 shares of Common Stock issuable upon conversion of 91,927 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   N/A                                                       [  ]

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   1.4% Common Stock

     TYPE OF REPORTING PERSON

14   Individual




CUSIP NO. 640376208             13D                   Page 3 of 7

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S. Joseph Moore
     SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                                    (a)  [    ]
                                                       (c)  [    ]
     SEC USE ONLY
3

     SOURCE OF FUNDS
4
     00/NA

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                     [  ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                              SOLE VOTING POWER
                         7    79,142 shares of Class B Common Stock

        NUMBER OF
         SHARES               SHARED VOTING POWER
      BENEFICIALLY       8    37,785 shares of Class B Common Stock
        OWNED BY
          EACH
       REPORTING              SOLE DISPOSITIVE POWER
        PERSON           9    79,050 shares of Class B Common Stock
         WITH

                              SHARED DISPOSITIVE POWER
                        10    37,877 shares of Class B Common Stock

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11   117,019 shares of Class B Common Stock, consisting of 54,142 shares of
Class B Common Stock held directly, 37,877 shares of Class B Common Stock held indirectly, and options to purchase 25,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   N/A                                                       [   ]

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   6.79% Class B Common Stock

     TYPE OF REPORTING PERSON

14   Individual

Date:    11/1/2000                                         Page 4 of 7

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a
Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  S. Joseph Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) Executive Vice President, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Common Stock and Class B Common Stock of the Issuer, including beneficial ownership changes from the additional cancellation of certain stock options issued pursuant to the Issuer's 1992 Employee Stock Incentive Plan and the purchase of Common shares in an Open Market transaction.

     The Compensation Committee approved cancellation of certain stock options of Mr. Moore in May, 2000 related to Common or Class B shares which had been issued under the 1992 Employee Stock Incentive Plan as long-term incentive compensation. The options had been set forth in the issuer's Proxy Statement dated July 7, 1999 for its Annual Meeting of Shareholders.

     The options cancelled consisted of:

     (1) 110,000 options, exercisable at $20.50, which were granted on June 12, 1995 and were to expire on June 12, 2005.

     (2) 20,000 options, exercisable at $16.91, which were granted on May 22, 1996 and were to expire on May 22, 2006.

     (3) 25,000 options, exercisable at $16.25, which were granted on March 2, 1998 and were to expire on March 2, 2003. The cancellation of these options has previously been reported on the Form 4 filed for May, 2000.


     Item 4.  Purpose of Transaction.

     Mr. Moore holds shares of Common Stock and Class B Common Stock described herein for investment purposes, but may consider plans or proposals in the future which relate to or would result in:

          (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer;
          (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore beneficially owns 1.4% of the Common Stock of the Issuer, or 284,000 shares of Common Stock, consisting of 100,856 shares of Common Stock held directly, 46,217 shares of Common Stock held indirectly, options to purchase 25,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, options to purchase 20,000 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 91,927 shares of Common Stock issuable upon conversion of 91,927 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

     Mr. Moore also beneficially owns 6.79% of the Class B Common Stock of the Issuer. These holdings are 79,050 shares of Class B Common Stock, consisting of 54,050 shares of Class B Common Stock held directly and options to purchase 25,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

     (b)  Mr. Moore beneficially owns the following number of shares with:

          Common Stock:

          Sole Voting Power: 199,998 shares of Common Stock (includes 54,142 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Shared Voting Power: 84,002 shares of Common Stock (includes 37,785 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Sole Dispositive Power: 191,650 shares of Common Stock (includes 54,050 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis.

          Shared Dispositive Power: 92,350 shares of Common Stock (includes 37,877 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Class B Common Stock:

          Sole Voting Power:  79,142 shares of Class B Common Stock
          Shared Voting Power:  37,785 shares of Class B Common Stock
          Sole Dispositive Power: 79,050 shares of Class B Common Stock Shared Dispositive Power: 37,877 shares of Class B Common Stock

     Shared Voting Power: voting power with respect to 21,625 shares of Common Stock (including 1,000 Class B if voted Common) is beneficially owned is shared with Mr. Moore's spouse, Julia Moore, and their two minor children (under the Uniform Transfer to Minors Act), they reside at 1029 Lynnwood
Avenue, Nashville, Tennessee, 37221. Mrs. Moore is a homemaker and a citizen of the United States; the two children are students and also citizens of the United States. Mrs. Moore and their minor children have no disclosures pursuant to Item 2(d) and (e). Voting power with respect to 59,535 shares of Common Stock (including 37,785 shares of Class B Common Stock) is also shared with an irrevocable trust, called the Samuel Joseph Moore Trust. The trustee is SunTrust Bank, a Georgia corporation, whose principal business is banking and trust services. Voting power with respect to 2,842 shares of Common Stock is shared, as trustee, with an irrevocable trust called the Rachel Moore Annuity Trust. The custodian is SunTrust Bank, a Georgia corporation whose principal business is banking and trust services. The address of SunTrust Bank's regional service office for the trust is P.O. Box 305110, Nashville, Tennessee, 37230-5110. To Mr. Moore's knowledge, the custodian/trustee has no disclosures pursuant to Item 2(d) and (e).

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 84,002 shares of Common Stock described immediately above
(including 37,785 shares of Class B Common Stock) with his spouse, his children and trusts. Mr. Moore shares dispositive power with respect to 8,348 shares of Common Stock beneficially owned (includes 92 shares of Class B Common Stock) and held in the Thomas Nelson Employee Stock
Ownership Plan (the "ESOP"). The ESOP trustee is Merrill Lynch Trust Company of Florida (the "Trustee"), a Florida corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office is 50 North Laura Street, Suite 3650, Jacksonville,
Florida, 32202. To Mr. Moore's knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (e).

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

  Mr. Moore's beneficial ownership of the Issuer's Common Stock and Class B Common Stock includes the right to acquire 13,333 shares and 126,667 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1986 Stock Incentive Plan and 1992 Employee Stock Incentive Plan, respectively. The Stock Options expire on March 2, 2004.

     Item 7.  Material to be filed as Exhibits.

     N/A

Date:    11/1/2000                                           Page 7 of 7



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BY:   s/S. Joseph Moore
                                          --------------------------
                                               S. Joseph Moore
Dated:    November 1, 2000
          ------------------